SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR September 16, 2003

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

   COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
                       Tax ID (CNPJ) # 43.776.517/0001- 80
                             Publicly-Traded Company

             MINUTES OF THE 595th MEETING OF THE BOARD OF DIRECTORS

On  September  16,  2003,  at 13h00,  summoned  by the  Chairman of the Board of
Directors,  extraordinarily,  in  compliance  with  Article 15 of the  Company's
By-Laws, in the meeting room at Rua Bela Cintra 847 – 10th floor, São Paulo, the members of the Board of Directors of Companhia de Saneamento Básico do Estado de
São Paulo – SABESP,  who are  listed  and  undersigned  below,  held a  meeting.
Fulfilled  the legal  requirements,  the Chairman of the Board of Directors,
Mauro Guilherme  Jardim Arce,  initiated the discussion,  by presenting the only item of the agenda, “Repricing of the 5th Series Issue of Debentures” and asking for the Company's Chief  Executive  Officer and the Chief Financial and Investor
Relations  Officer to present the subject,  what was done based on the Executive
Board Deliberation # 0299/2003,  of 09/16/2003,  explaining that it is about the repricing  of  the  conditions  of  remuneration  of the  5th  series  issue  of debentures of the Company (the “Debentures”), as foreseen in item 4.11 of Clause
IV of “Registry of 5th Series Public Issue of Non-Convertible Debentures, in two
tranches,  unsecured, of Companhia de Saneamento Básico do Estado de São Paulo -
SABESP”,  as amended on April 29, 2002 and May 13, 2002  ("Offering  Circular"),
which will  prevail  during the interest  calculation  period to be initiated on
October 1, 2003.  After the discussion and the following  voting of the subject, the Executive  Board's  proposal for the repricing of the  conditions of the 1st and 2nd debenture series was unanimously approved in the following terms:

(i)  The new interest  calculation  period,  during which the conditions  remain unaltered for the first and second series will begin on October 1, 2003 and terminate on April 1, 2005, upon which date the first amortization  payment for the Debentures is due.

(ii) The  Debentures  for the first tranches will have rights to interest due on the unamortized nominal unit value of the Debentures,  as established based on the average  change in the overnight  Interbank  rate (DI)  expressed in annual  percentage  points,  based on 252 days,  calculated  and set by the
     Central Custodian and Financial  Liquidation of Securities (CETIP),  plus a spread  of 2.0%  (two  percent)  per  annum,  calculated  from  the date of repricing  (October 1, 2003),  according to the formula  established in the
     Offering Circular.

(iii)The unamortized  nominal unit value of the second tranche of the Debentures will be  adjusted  from their  date of issue by the IGP-M – General  Market
     Price Index, as calculated by Fundação Getúlio Vargas, and will have rights to payment of interest at a fixed rate of 12.7% (twelve and seven tenths of one percent) per annum.  Interest will be paid on the nominal unit value of the second tranche, as adjusted by inflation and compounded daily, based on a year of 252 (two  hundred  and fifty two)  working  days from the date of repricing  (October 1, 2003),  according  to a constant  formula as per the
     Offering Circular.

(iv) Interest of the first  tranche of the  Debentures  following  the repricing will be paid  quarterly,  as determined by subitem 4.4.1 of item 4.4 of the
     4th clause of the Offering Circular on the following dates:

First Tranche
---------------------------------------------------------------------------------------------
              Interest Payment                                 Payment Date
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
                 1st Payment                                   01.Jan.2004
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
                 2nd Payment                                  01.April.2004
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
                 3rd Payment                                   01.July.2004
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
                 4th Payment                                 01.October.2004
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
                 5th Payment                                 01.January.2005
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
                 6th Payment                                  01.April.2005
---------------------------------------------------------------------------------------------

(v)  Interest  on  the  second  tranche  of  Debentures,  in  the  new  interest calculation  as set  forth  in sub item  4.4.2 of item 4.4 of the  Offering
     Circular,  will be paid annually on the dates listed below, except that the payment  of  monetary  restatements  will be paid with the  payment  of the nominal unit value of the Debentures, which should occur at amortization or at the next repricing for those  Debenture  holders who do not agree to the conditions  fixed by the issuer or decide to sell their  Debentures  due to the non-publishing of interest payment terms for the following period.

2nd Tranche
---------------------------------------------------------------------------------------------
              Interest Payment                                 Payment Date
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
                 1st Payment                                  01.April.2004
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
                 2nd Payment                                  01. April.2005
---------------------------------------------------------------------------------------------

(vi) The Debentures  will be subject to the same  conditions  established in the
     Offering Circular that have not been altered by the deliberation  described herein.

The Company's  Executive Board is hereby authorized to publish the Notice to the
Holders of Debentures,  informing the conditions of repricing of the Debentures, as well as the celebration of the amendment to the Offering  Circular to reflect the repricing conditions approved here.

These minutes, after approved,  were undersigned by the Directors present to the meeting  Mauro  Guilherme  Jardim  Arce -  Chairman,  Fernando  Carvalho  Braga,
Alexander  Bialer,  Andrea Sandro Calabi,  Eduardo Refinetti  Guardia,  Fernando
Maida Dall'Acqua,  Gustavo de Sá e Silva, José Guimarães Monforte e Maria Helena
Guimarães de Castro.

São Paulo, September 16, 2003

Mauro Guilherme Jardim Arce                       Ligia Ourives da Cruz Ferreira
Chairman of the                                   Secretary
Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: September 16, 2003

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic and Financial Director and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.